NEWS RELEASE

June 5, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

80.8 METRES GRADING 1.23 G/T GOLD AND 89.9 METRES GRADING 1.11 G/T GOLD INTERSECTED AT CABALLO BLANCO PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to report that it has received additional assay results from the Cerro la Paila gold target of its Caballo Blanco project in Veracruz, Mexico from operating partner Canadian Gold Hunter Corp. (“CGH”; CGH:TSX).

Core hole 08CBN-008 intersected 80.8 metres grading 1.23 g/t Au (grams gold per metric ton) in complex iron-oxide-cemented, vuggy silica breccias. The hole was abandoned in bad ground in vuggy silica breccia at 213.66 meters. The last 20.11 meters of the hole grades 0.90 g/t Au.

08CBN-009 was drilled to a depth of 135.03 meters, where the hole was abandoned due to a total loss of circulation in cavernous vuggy silica breccias. The bottom 16.77 meters of the hole assayed 1.35 g/t gold, with the last two assays (3.05 m.) averaging 2.35 g/t Au.

08CBN-011 was drilled to a depth of 189.89 metres, where the hole was abandoned due to loss of circulation in vuggy silica breccia. The last 89.92 metres grades 1.11 g/t gold despite having two 3.05 metre intervals with no recovery that were given a gold grade of zero. Holes CBN-008, 009 and 011 encountered clay-altered andesitic volcanic rocks above the vuggy silica breccias that host the gold at Cerro la Paila.

Significant assay results for 07CBN-006 to 011 are listed in the table below:

Drill Hole	Az/Angle	Depth (m)	Interval (m)**	Width (m)**	Au g/t	Ag g/t

08CBN-006	090°/-50°	173.20	38.00-48.77	10.77	0.03	425.7
08CBN-007	090°/-70	187.45	No significant	intersections
08CBN-008*	090°/-50°	213.66	54.86-213.66	158.80	0.85	2.3
including			54.86-135.64	80.78	1.23	3.5
including			54.86-74.68	19.82	2.26	3.3
and			193.55-213.66	20.11	0.90	1.0
08CBN-009*	090°/-50°	135.03	84.73-135.03	50.30	0.66	5.9
including			118.26-135.03	16.77	1.35	7.1
08CBN-010*	090°/-70°	22.25	No significant	intersections
08CBN-011*	270°/-60°	189.89	99.97-189.89	89.92	1.11	1.4
including			101.49-116.73	15.24	2.07	1.8
and including			144.17-177.70	33.53	1.45	1.9

Notes: * Hole lost above planned target depth. **Intervals are core lengths and true widths may be less than reported here.

J.D. Poliquin, Chairman of Almaden, commented, “We at Almaden are pleased with the work being conducted by our partner and are very encouraged by the new results. These holes, along those previously released, demonstrate continuity over a considerable distance of wide intervals with significant gold values. The Cerro la Paila zone is one of many zones of alteration and mineralization identified on the property. We look forward to the results to come from the aggressive drill program now underway.”

Core holes 08CBN-006 and 007 were drilled entirely within clay-altered andesitic volcanic rocks at the northern end of Cerro la Paila. Gold grades are low in both holes but CBN-006 intersected 10.77 meters of 425.7 g/t Ag (12.4 ounces/short ton silver). It appears that locally high silver grades define the margins of the gold-dominant system at Cerro la Paila. Hole 08CBN-010 was drilled from the same location as holes 009 & 011 but was abandoned at 22.25 metres in clay-altered andesite.

Under the terms of a 2007 agreement, CGH has an option to earn a 70% interest in the Caballo Blanco project from Almaden by issuing 1 Million shares of CGH (completed), making a US$500,000 payment (completed), spending US$12.0 Million on the project over 6 years (of which US$1.5 Million is a firm commitment) and funding all ongoing costs required for the completion of a bankable feasibility study.

The geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples and various duplicates are inserted in each batch of assays. Drill core samples are cut by saw on site and sample splits are shipped for preparation to ALS Chemex in Guadalajara, Mexico. Sample pulps are sent to ALS Chemex in North Vancouver, B.C., Canada and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.